UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87678E107
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87678E107	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,548,019
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,548,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,548,019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 30,848,510 shares of common stock outstanding as of September 30, 2021, as disclosed in the issuer’s Certified Shareholder Report on Form N-CSR (the “Shareholder Report”) filed with the Securities and Exchange Commission (“SEC”) on December 8, 2021.

CUSIP No. 87678E107	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,709,608[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,709,608[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,709,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 161,589 shares held in a joint account of Mr. Hawk and his spouse (ii) 2,548,019 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2	The percentages used herein are calculated based upon 30,848,510 shares of common stock outstanding as of September 30, 2021, as disclosed in the Shareholder Report.

CUSIP No. 87678E107	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Roxana Cruz-Rivera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 7 of 13 Pages

Item 1. SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc., a Puerto Rico corporation (the “Issuer”). The Issuer’s principal executive offices are located at American International Plaza Building, Tenth Floor, 250 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918.

Item 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i)	Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital”);

(ii)	William Heath Hawk;

(iii)	Roxana Cruz-Rivera, as a nominee for the Board of Directors of the Issuer (such Board of Directors, the “Board”);

(iv)	Brent D. Rosenthal, as a nominee for the Board; and

(v)	José R. Izquierdo II, as a nominee for the Board (collectively with Ocean Capital, Ms. Cruz-Rivera and Messrs. Hawk, Rosenthal and Izquierdo, the “Reporting Persons”).

(b)	The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Ms. Cruz-Rivera is 155 Arterial Hostos Golden Court 2, Apt. 216, San Juan, Puerto Rico 00918. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 70 Ponce de Leon Ave., Suite 160, San Juan, Puerto Rico 00918.

(c)	The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas, (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company, (iii) Ms. Cruz-Rivera is being a solo practitioner tax attorney, (iv) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund, and (v) Mr. Izquierdo is serving as Managing Member of Main Line Ventures LLC, a consulting firm.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Ms. Cruz-Rivera and Messrs. Hawk, Rosenthal and Izquierdo is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the 2,548,019 shares of Common Stock beneficially owned by Ocean Capital were derived from the general working capital of Ocean Capital. The funds for the purchase of the 161,589 shares of Common Stock over which Mr. Hawk shares voting and dispositive powers with his spouse were derived from the personal funds of Mr. Hawk. A total of $4,683,868.60, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein.

CUSIP No. 87678E107	SCHEDULE 13D	Page 8 of 13 Pages

Item 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the shares are undervalued and represent an attractive investment opportunity.

On December 14, 2021, Ocean Capital sent a letter by email to the Issuer (the “Notice”), providing notice of intent to (i) nominate Roxana Cruz-Rivera, Brent D. Rosenthal and José R. Izquierdo II (together, the “Nominees”) for election to the Board at the Issuer’s upcoming annual meeting of shareholders (the “Annual Meeting”) and (ii) propose to repeal any provision of, or amendment to, the Issuer’s bylaws adopted by the Board without shareholder approval subsequent to December 14, 2021, the date of the Notice. A copy of the Notice was delivered to the Issuer on December 16, 2021. In connection with the submission of the Notice, the Reporting Persons and the Nominees filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on December 20, 2021.

Roxana Cruz-Rivera, age 47, has more than 20 years of legal experience in a broad range of Puerto Rico and federal tax issues affecting large institutions. She is experienced as an income tax professor, government tax specialist, policy developer and legal business counselor. Ms. Cruz-Rivera is currently a solo practitioner tax attorney. From November 2020 to August 2021, Ms. Cruz-Rivera served as Tax Director of the Tax Advisory Services Division of RSM Puerto Rico, LLC, a consulting firm. From 2018 to 2020, she practiced law as corporate and tax special counsel at Vidal, Nieves & Bauza, LLC, a law firm. She served as Deputy Secretary of the Treasury of the Puerto Rico Treasury Department from 2017 to 2018, where she assisted the Secretary of the Treasury in the supervision and direction of the Department. She was an independent law practitioner from 2013 to 2016 and provided legal counsel to multinational business clients specializing in pharma, tourism, manufacturing and energy. She served as Director and Legal Counsel at Puerto Rico Industrial Development Company from 2009 to 2013, partner at Goldman Antonetti & Cordova, a law firm, from 2005 to 2009, and legal advisor in the Puerto Rico Department of Treasury from 2002 to 2005. Mr. Cruz-Rivera also served as an adjunct professor at Universidad del Sagrado Corazon from 2003 to 2006. Ms. Cruz-Rivera received a B.B.A. in accounting, cum laude, from the University of Puerto Rico, a Juris Doctorate, magna cum laude, from the University of Puerto Rico School of Law, and an L.L.M. in taxation from the New York University School of Law. The Nominating Stockholder believes Ms. Cruz-Rivera’s extensive legal and counseling experience at both the public and private sectors makes her qualified to serve as a director of the Fund.

José R. Izquierdo II, age 38, is a San Juan-based attorney with over a decade of experience in both the private and public sectors. Currently, he is the Member and Managing Director of Main Line Ventures, LLC, a firm that counsels corporations, international organizations and world-class athletes on a range of legal, strategic and developmental matters. Mr. Izquierdo previously served as General Secretary of the World Boxing Organization’s Executive Committee, an international non-profit organization. At the government level, Mr. Izquierdo has served as Executive Director of the Puerto Rico Tourism Company, a public corporation responsible for stimulating, promoting and regulating the development of Puerto Rico’s tourism industry, from 2017 to 2018, member of the Governor of Puerto Rico’s fiscal transition team, member of the Government of Puerto Rico’s Economic Development Council, Assistant Secretary of Economic Development and has sat on numerous boards of directors. Mr. Izquierdo served as Principal at The Law Offices of José R. Izquierdo II. Mr. Izquierdo is a 2005 graduate of Haverford College and holds a Juris Doctorate from the University of Puerto Rico School of Law. Ocean Capital believes Mr. Izquierdo’s extensive leadership experience at both the public and private sectors makes him qualified to serve as a director of the Issuer.

Brent D. Rosenthal, age 49, founded Mountain Hawk Capital Partners, LLC, an investment fund focused on small and microcap equities in the technology, media, telecom (TMT) and food industries, in 2017. He has served as Chairman of the board of directors of comScore, Inc., a media measurement and analytics company, since April 2018 and as a director since January 2016. Mr. Rosenthal has been the Lead Independent Director/Non-Executive Chairman of the board of directors of RiceBran Technologies, a food company, since July 2016 and served as an advisor to the board of directors and executive management of FLYHT Aerospace, a provider of solutions for the aviation industry, from December 2019 to June 2020 and as a member of the FLYHT Aerospace board of directors since June 2020. He also served on the board of directors of SITO Mobile, Ltd., a mobile location-based media platform, from August 2016 to July 2018, and as Non-Executive Chairman of its board of directors from June 2017 to July 2018. Previously, Mr. Rosenthal was a Partner in affiliates of W.R. Huff Asset Management, an employee-owned investment manager, where he worked from 2002 to 2016. Mr. Rosenthal served as the Non-Executive Chairman of Rentrak Corporation, a media measurement and research company, from 2011 to 2016 and as a director from 2008 to 2016. He was Special Advisor to the board of directors of Park City Group, Inc., the parent company of ReposiTrak Inc., a company with a sourcing, compliance management and advanced commerce platform for retailing, from November 2015 to February 2018. Mr. Rosenthal earned his B.S. from Lehigh University and M.B.A. from the S.C. Johnson Graduate School of Management at Cornell University. He is an inactive Certified Public Accountant. Ocean Capital believes Mr. Rosenthal’s board of directors experience and finance background make him qualified to serve as a director of the Issuer.

CUSIP No. 87678E107	SCHEDULE 13D	Page 9 of 13 Pages

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, Board appointments, governance, management, capitalization and strategic plans and matters relating to the closed-end nature of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the closed-end nature of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 30,848,510 shares of Common Stock outstanding as of September 30, 2021, as disclosed in the Issuer’s Shareholder Report on Form N-CSR filed with the SEC on December 8, 2021.

A.	Ocean Capital LLC

(a)	As of the close of business on December 20, 2021, Ocean Capital beneficially owned 2,548,019 shares of Common Stock.

Percentage: Approximately 8.3%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 2,548,019

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 2,548,019

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 87678E107	SCHEDULE 13D	Page 10 of 13 Pages

B.	William Heath Hawk

(a)	As of the close of business on December 20, 2021, Mr. Hawk beneficially owned 2,709,608 shares of Common Stock.

Percentage: Approximately 8.8%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 2,709,608

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 2,709,608

(c)	The transactions in the shares of Common Stock Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Roxana Cruz-Rivera

(a)	As of the close of business on December 20, 2021, Ms. Cruz-Rivera beneficially owned 0 share of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Brent D. Rosenthal

(a)	As of the close of business on December 20, 2021, Mr. Rosenthal beneficially owned 0 share of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	José R. Izquierdo II

(a)	As of the close of business on December 20, 2021, Mr. Izquierdo beneficially owned 0 share of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

CUSIP No. 87678E107	SCHEDULE 13D	Page 11 of 13 Pages

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 2,548,019 shares of Common Stock beneficially owned by Ocean Capital and any proceeds from the sale of such shares become assets of Ocean Capital.

(e)	Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons have executed a Joint Filing and Solicitation Agreement, dated December 20, 2021, with respect to the joint filing of this Schedule 13D and any amendment thereto, a copy of which is attached hereto as Exhibit A. Other than the Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing and Solicitation Agreement.

CUSIP No. 87678E107	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Roxana Cruz-Rivera

/s/ Roxana Cruz-Rivera

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ Jose R. Izquierdo II

CUSIP No. 87678E107	SCHEDULE 13D	Page 13 of 13 Pages

Schedule A

There was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.